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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TradeStation Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

89267P 10 5

(Cusip Number)

William R. Cruz
TradeStation Group, Inc.
8050 S.W. 10th Street
Suite 4000
Plantation, Florida 33324
(954) 652-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89267P 10 5			Page 2 of 6

1.	Name of Reporting Person: WRCF-I 1997 Limited Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 8,978,738

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 8,978,738

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,978,738

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 21.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 89267P 10 5			Page 3 of 6

1.	Name of Reporting Person: WRCF-II 1997 Limited Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,950,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,950,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,950,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.7%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 89267P 10 5			Page 4 of 6

1.	Name of Reporting Person: William R. Cruz		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 10,928,838

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 10,928,838

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,928,838

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.4%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 98267P 10 5	Page 5 of 6

     This Amendment No. 2 further amends Item 4 of the Statement on Schedule 13D filed by William R. Cruz with the Securities and Exchange Commission on January 10, 2001, as previously amended by Amendment No. 1 filed on May 10, 2002 (“Amendment No. 1”), with respect to the Common Stock, $.01 par value (“Common Stock”), of TradeStation Group, Inc.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by deleting the last paragraph of Item 4 of Amendment No. 1 and adding the following two paragraphs:

     On February 12, 2004, WRCF-I 1997 Limited Partnership entered into a Sales Plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, under which it has instructed Morgan Stanley & Co. Incorporated, as its agent, to sell up to 875,000 shares of its Common Stock over the period ending March 31, 2005. Under the Sales Plan, no more than 300,000 shares of Common Stock may be sold during any three-calendar-month period in accordance with the terms, conditions and restrictions set forth in the Sales Plan. No sales under the Sales Plan have been made as of the date of this filing.

     Except as described in the preceding paragraph, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 98267P 10 5	Page 6 of 6

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004	/s/ William R. Cruz

(Date)	(Signature)

William R. Cruz, President of WRCF-I GP, Inc., the general partner of WRCF-I 1997 Limited Partnership

(Name and Title)

February 13, 2004	/s/ William R. Cruz

(Date)	(Signature)

William R. Cruz, President of WRCF-II Manager, Inc., the managing member of WRCF-II, GP LLC, the general partner of WRCF-II 1997 Limited Partnership

(Name and Title)

February 13, 2004	/s/ William R. Cruz

(Date)	(Signature)

William R. Cruz, individually

(Name and Title)